Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated February 12, 2014

Registration No. 333-192605

Inogen, Inc.

Update and Supplement to Preliminary Prospectus

Dated February 12, 2014

On February 12, 2014, Inogen, Inc. (the “Company”) filed Amendment No. 5 to its Registration Statement on Form S-1 (Registration No. 333-192605) (the “Registration Statement”) to update and supplement certain disclosures that had been provided in its preliminary prospectus, dated February 4, 2014 (“Initial Preliminary Prospectus”).

This free writing prospectus summarizes the amendments and supplements to the Initial Preliminary Prospectus that appear in the most recent preliminary prospectus included in Amendment No. 5 to the Registration Statement (the “Preliminary Prospectus”). All references to captions correspond to the Preliminary Prospectus unless otherwise specified. As used in this free writing prospectus, unless otherwise noted, “we,” “us,” “our” and the “Company” refer to Inogen, Inc. A copy of the most recent preliminary prospectus included in Amendment No. 5 to the Registration Statement can be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1294133/000119312514046758/d597508ds1a.htm

The following summarizes amendments and supplements and updates the information contained in the Initial Preliminary Prospectus that are reflected in the Preliminary Prospectus.

Prospectus summary	The disclosure in the last bullet under the heading “—Our Strengths” has been updated to read in its entirety as follows:

Revenue growth, profitability and recurring revenue. We have grown our revenue from $10.7 million in 2009 to $48.6 million in 2012, representing a year-over-year growth rate of 58.6%. In 2012, our recurring rental revenue represented 40.9% of sales. Our net loss was $2.6 million in 2009 transitioning to net income of $0.6 million in 2012.

Risk factors	The disclosure in the first paragraph of the following risk factor has been updated to read in its entirety as set forth below:

We depend upon reimbursement from Medicare, private payors and Medicaid for a significant portion of our revenue, and if we fail to manage the complex and lengthy reimbursement process, our business and operating results could suffer.

A significant portion of our revenue is derived from reimbursement by third-party payors. We accept assignment of insurance benefits from customers and, in a majority of cases, invoice and collect payments directly from Medicare, private payors and Medicaid, as well as from customers under co-payment provisions. In 2012, approximately 41% of our revenue was derived from Medicare, private payors and Medicaid, and the balance directly from individual customers and commercial entities.

The disclosure in the first two sentences of the following risk factor has been updated to read in its entirety as set forth below:

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock immediately prior to this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $12.15 in pro forma as adjusted net tangible book value per share as of September 30, 2013 from the price you paid, based on an assumed initial public offering price of $17.00 per share, the midpoint of the range set forth on the cover page of this prospectus.

Dilution	The disclosure set forth under the heading “Dilution” has been updated in its entirety to read as set forth on Exhibit A.

Management’s discussion and analysis of financial condition and results of operations

Results of Operations

Comparison of nine months ended September 30, 2012 and 2013 and selected three months ended September 30, 2012 and 2013	The disclosure in the last sentence of the second paragraph under the heading “—Cost of revenue and gross profit” has been updated in its entirety to read as follows:

The sales revenue gross margin was 44.6% in the nine months ended September 30, 2013 versus 37.8% in the nine months ended September 30, 2012 due to the reduction in average cost per unit sold and improved sales revenue mix towards direct-to-consumer sales.

Liquidity and Capital Resources

Comparison of years ended December 31, 2011 and 2012	The disclosure under the heading “—Other income (expense), net” has been updated in its entirety to read as follows:

The increase in interest expense was driven by a higher average outstanding debt balance of $8.8 million in 2012 compared to $5.2 million in 2011. The decrease in interest income was driven by the reduction of interest accruing on past due customer balances as a result of lower past due accounts receivable balances for business-to-business sales in 2012, as compared to 2011.

The disclosure in the last four paragraphs under the heading “—Operating activities” has been updated in its entirety to read as follows:

Net cash provided by operating activities for the nine months ended September 30, 2013 consisted of our net income of $3.5 million and non-cash expense items such as depreciation and amortization of our equipment and leasehold improvements of $6.0 million, provision for doubtful accounts of $1.4 million, provision for sales returns of $1.1 million, loss on disposal of rental units of $0.4 million, loss on change in fair value of warrants of $0.2 million and stock-based compensation of $0.1 million. These items were partially offset by net changes in our operating assets and liabilities of $1.2 million.

Net cash provided by operating activities for the nine months ended September 30, 2012 consisted of our net income of $0.5 million and non-cash expense items such as depreciation and amortization of our equipment and leasehold improvements of $3.5 million, provision for doubtful accounts of $0.7 million, and provision for sales returns of $0.4 million. These items were partially offset by net changes in our operating assets and liabilities of $3.0 million.

Net cash provided by operating activities for 2012 consisted of our net income of $0.6 million and non-cash expense items such as depreciation and amortization of our equipment and leasehold improvements of $5.0 million, provision for doubtful accounts of $1.1 million, and loss of rental units of $0.3 million. These items were partially offset by net changes in our operating assets and liabilities of $2.9 million.

Net cash provided by operating activities for 2011 consisted of non-cash expense items such as depreciation and amortization of our equipment and leasehold improvements of $3.2 million, provision for doubtful accounts of $1.0 million, stock-based compensation of $0.1 million, loss on change in fair value of warrants of $0.1 million, These items were partially offset by net losses of $2.0 million and net changes in our operating assets and liabilities of $0.8 million.

Business	The disclosure in the last bullet under the heading “—Our strengths” has been updated to read in its entirety as follows:

Revenue growth, profitability and recurring revenue. We have grown our revenue from $10.7 million in 2009 to $48.6 million in 2012, representing a year-over-year growth rate of 58.6%. In 2012, our recurring rental revenue represented 40.9% of sales. Our net loss was $2.6 million in 2009 transitioning to net income of $0.6 million in 2012.

The disclosure in the first paragraph under the heading “—Sales and marketing” has been updated in its entirety to read as follows:

Our direct-to-consumer sales and marketing efforts are focused on generating awareness and demand for our Inogen One systems among patients, physicians and other clinicians, and third-party payors. In the United States as of January 1, 2014 we employed a marketing team of five people, an in-house sales team of 120 people, and a field-based sales force of 14 people. Of the $ 35.5 million of our 2012 revenue derived from the United States, approximately 56% represented direct-to-patient rentals, 26% represented cash pay sales to patients and 19% represented sales to third-party home medical equipment providers.

Principal and selling stockholders	The disclosure set forth under the heading “Principal and selling stockholders” has been updated in its entirety to read as set forth on Exhibit B.

The disclosure in the last paragraph under the heading “—Rule 701” has been updated in its entirety to read as follows:

Shares eligible for future sale	As of September 30, 2013, 230,591 shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options. All of these shares, however, are subject to lock-up agreements or market stand-off provisions as discussed above, and, as a result, these shares will only become eligible for sale at the earlier of the expiration of the lock-up period or upon obtaining the consent of J.P. Morgan Securities LLC on behalf of the underwriters to release all or any portion of these shares from the lock-up agreements.

Notes to financial statements

(audited)

2. Summary of significant accounting

policies

The disclosure in the last paragraph and following table under the heading
“—Concentration of customers and vendors” has been updated in its entirety to read as follows:

A portion of revenue is earned from sales outside the United States. Non-U.S. revenue is denominated in U.S. dollars. A breakdown of the Company’s revenue from U.S. and non-U.S. sources for the years ended December 31, 2012 and 2011 is as follows (in thousands):

	2012	2011
U.S. revenue	$35,538	$22,705
Non-U.S. revenue	13,038	7,929

	$48,576	$30,634

11. Subsequent events (after December 31, 2012)

The disclosure in the sixth paragraph under this heading has been updated in its entirety to read as follows:

In October 2013, the Company granted a total of 276,334 common stock options at an exercise price of $8.37 per share, of which 3,749 vest over twelve months and the remainder vest over four years.

Notes to financial statements

(unaudited)	The disclosure in the second paragraph under this heading has been updated in its entirety to read as follows:

9. Subsequent events (after September 30, 2013)

In October 2013, the Company granted a total of 276,334 common stock options at an exercise price of $8.37 per share, of which 3,749 vest over twelve months and the remainder vest over four years.

Inogen has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents Inogen has filed with the SEC for more complete information about Inogen and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, Phone: (866) 803-9204.

EXHIBIT A

DILUTION

The disclosure set forth in the Initial Preliminary Prospectus under the heading “Dilution” has been replaced in its entirety with the following.

If you invest in our common stock in this offering you will experience immediate and substantial dilution in the pro forma as adjusted net tangible book value of your shares of common stock. Dilution in pro forma as adjusted net tangible book value represents the difference between the assumed initial price to the public per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after the offering.

Net tangible book value (deficit) per share represents our total tangible assets (total assets less intangible assets) less total liabilities and less preferred stock divided by the number of shares of outstanding common stock. The historical net tangible book value (deficit) of our common stock as of September 30, 2013 was $(83.2) million, or $(300.6) per share. Our pro forma net tangible book value as of September 30, 2013 was $34.11 million, or $2.35 per share, based on the total number of shares of our common stock outstanding as of September 30, 2013. Pro forma net tangible book value, before the issuance and sale of shares in this offering, gives effect to: (1) the automatic conversion of the outstanding convertible preferred stock into an aggregate of 14,218,319 shares of common stock immediately prior to the completion of this offering, (2) the cash exercise of warrants to purchase an aggregate of 24,588 shares of common stock, which we expect will occur prior to the closing of this offering as the warrants will otherwise expire at that time and (3) the reclassification of our preferred stock warrant liability to additional paid-in-capital upon the closing of this offering.

After giving effect to our sale of 3,529,411 shares of common stock in this offering at an assumed initial public offering price $17.00 per share, the midpoint of the range reflected on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2013 would have been approximately $87.54 million, or $4.85 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $2.50 per share to existing stockholders and an immediate dilution of $12.15 per share to investors participating in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$17.00
Historical net tangible book value (deficit) per share as of September 30, 2013, before giving effect to this offering	$(300.62)
Increase per share attributable to conversion of convertible preferred stock	$302.97
Pro forma net tangible book value per share as of September 30, 2013, before giving effect to this offering	$2.35
Increase per share attributable to this offering	$2.50
Pro forma net tangible book value, as adjusted to give effect to this offering		$4.85
Dilution in pro forma net tangible book value per share to new investors purchasing shares in this offering		$12.15

Each $1.00 increase (decrease) in the assumed initial price to the public of $17.00 per share, the midpoint of the range reflected on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value by approximately $3.28 million, or approximately $0.18 per share, and increase (decrease) the dilution per share to investors participating in this offering by approximately $0.93 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. We may also increase or decrease the number of shares we are offering. An increase of 1,000,000 in the number of shares offered by us would increase the pro forma as adjusted net tangible book value by approximately $15.8 million, or $0.83 per share, and the dilution per share to investors participating in this offering would be $11.57 per share, assuming that the assumed initial price to the public remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. Similarly, a decrease of 1,000,000 shares in the number of shares offered by us would decrease the pro forma as adjusted net tangible book value by approximately $15.8 million, or $0.93 per share, and the dilution per share to investors participating in this offering would be $12.79 per share, assuming that the assumed initial price to the public remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial price to the public and other terms of this offering determined at pricing.

The following table summarizes, on the pro forma as adjusted basis as of September 30, 2013 described above, the differences between the number of shares of common stock purchased from us, the total consideration and the weighted-average price per share paid by existing stockholders and by investors participating in this offering. For purposes of this table, only shares sold by us are included in the shares held by investors participating in this offering.

	Shares purchased		Total consideration		Weighted average price per share
	Number	Percent	Amount	Percent
Existing stockholders before this offering	14,519,525	80.4%	$92,298,805	60.6%	$6.36
Investors participating in this offering	3,529,411	19.6%	59,999,987	39.4%	$17.00

Total	18,048,936	100%	$152,298,792	100%

Each $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would increase (decrease) total consideration paid by new investors by approximately $3.28 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares offered by us would increase (decrease) total consideration paid by new investors by $15.8 million, assuming that the assumed initial price to the public remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

The outstanding share information in the tables above excludes as of September 30, 2013:

•	2,079,338 shares of common stock issuable upon exercise of options outstanding, 1,466,789 of which were vested and then exercisable, at a weighted average exercise price of $1.0876 per share;
•	276,334 shares of common stock issuable upon the exercise of options to purchase common stock granted after September 30, 2013, at a weighted average exercise price of $8.37 per share;

•	1,074,415 shares of common stock reserved for future grants under our stock-based compensation plans as of the date of this prospectus, consisting of:

•	895,346 shares of common stock reserved for future grants under our 2014 Equity Incentive Plan, which will become effective immediately prior to the date of this prospectus, and any shares subject to stock options under our 2012 Equity Incentive Plan or our 2002 Amended Stock Incentive Plan that expire or otherwise terminate without having been exercised in full and any shares issued pursuant to awards granted under such plans that are forfeited to or repurchased by us, with the maximum number of shares to be added to the 2014 Equity Incentive Plan equal to 2,328,569 shares;

•	179,069 shares of common stock reserved for future issuance under our 2014 Employee Stock Purchase Plan, which will become effective immediately prior to the date of this prospectus; and

•	Any shares of common stock that become available subsequent to this offering under our 2014 Equity Incentive Plan and 2014 Employee Stock Purchase Plan pursuant to the provisions thereof that automatically increase the shares reserved for issuance under such plans each year, as more fully described in “Executive compensation — Employee benefit and stock plans;” and

•	268,200 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2013, at a weighted average exercise price of $1.4216 per share, after conversion of the convertible preferred stock.

EXHIBIT B

PRINCIPAL AND SELLING STOCKHOLDERS

The disclosure set forth in the Initial Preliminary Prospectus under the heading “Principal and selling stockholders” has been replaced in its entirety with the following.

The following table sets forth certain information with respect to the beneficial ownership of our common stock at January 1, 2014, as adjusted to reflect the sale of common stock offered by us in this offering, for:

•	each person who we know beneficially owns more than 5% of our common stock;
•	each of our directors;
•	each of our named executive officers;
•	all of our directors and executive officers as a group; and
•	each selling stockholder.

The percentage of beneficial ownership prior to the offering shown in the table is based upon 14,499,975 shares outstanding as of January 1, 2014. The percentage of beneficial ownership after this offering shown in the table is based on 18,053,974 shares of common stock outstanding after the closing of this offering, which assumes the cash exercise of warrants to purchase an aggregate of 24,588 shares of common stock and our sale of 3,529,411 shares in this offering. The table assumes the exercise of the underwriters’ option to purchase additional shares, which shares will be allocated on a pro rata basis among the selling stockholders on a pro rata basis based on the number of shares such selling stockholder has agreed to sell pursuant to the option. None of the selling stockholders are broker-dealers or affiliates of broker dealers.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules take into account shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable within 60 days of January 1, 2014. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o Inogen, Inc., 326 Bollay Drive, Goleta, California 93117.

	Beneficial ownership prior to the offering		Shares being offered		Beneficial ownership after the offering
Name of beneficial owner	Shares	%	Primary shares	Option to purchase additional shares	Shares	%
5% stockholders:
Novo A/S(1)	6,166,320	42.15%	617,000	—	5,549,320	30.52%
Entities affiliated with Versant Ventures(2)	3,798,950	26.08%	—	—	3,798,950	20.97%
Entities affiliated with Arboretum Ventures(3)	2,185,583	15.07%	—	—	2,185,583	12.11%
Avalon Ventures VII, L.P.(4)	942,961	6.50%	120,479	404,588	417,894	2.31%
AMV Partners I, L.P(5)	864,422	5.95%	109,826	174,174	580,422	3.21%
Directors and named executive officers:
Raymond Huggenberger(6)	538,983	3.58%	—	—	588,983	2.90%
Scott Wilkinson(7)	171,378	1.17%	—	—	171,378	*
Alison Bauerlein(8)	202,865	1.38%	—	—	202,865	1.11%
Heath Lukatch, Ph.D.	—	*	—	—	—	*
Stephen E. Cooper(9)	148,115	1.02%	18,851	63,308	65,956	*
William J. Link, Ph.D.(10)	3,798,950	26.08%	—	—	3,798,950	20.97%
Charles E. Larsen(11)	864,422	5.95%	109,826	174,174	580,422	3.21%
Timothy Petersen(12)	2,185,583	15.07%	—	—	2,185,583	12.11%
Benjamin Anderson-Ray(13)	694	*	—	—	694	*
Loren McFarland(14)	867	*	—	—	867	*
All directors and executive officers as a group (13 persons)(15)	8,460,035	52.95%	128,677	237,482	8,093,876	41.44%
Other selling stockholders:
UCSB Foundation(16)	8,418	*	3,333	—	5,085	*
The DeHont Family Revocable Trust u/t/d 3/6/84(17)	27,160	*	3,473	11,665	12,022	*
John Petote(18)	21,632	*	2,787	8,029	10,816	*
The Susan L. Henricksen Revocable Living Trust UTA dated October 11, 2007(19)	6,316	*	6,316	—	—	*
Dan Thomas(20)	683	*	287	—	396	*
All other selling stockholders as a group (5 persons)(21)	64,209	*	16,196	19,694	28,319	*

(*)	Less than one percent.
(1)

Consists of 6,036,449 shares held and 129,871 shares that may be acquired pursuant to the exercise of warrants held by Novo A/S. Novo A/S is a Danish limited liability company. The board of directors of Novo A/S, which consists of Sten Scheibye, Göran Ando, Jørgen Boe, Jeppe Christiansen, Steen Riisgaard and Per Wold-Olsen, has shared investment and voting control with respect to the shares held by Novo A/S and may exercise such control only with the support of a majority of the members of the Novo A/S board of directors. As such, no individual member of the Novo A/S board of directors is deemed to hold any beneficial ownership or reportable pecuniary interest in the shares held by Novo A/S. Dr. Lukatch, a member of our board of directors, is employed as a Partner of Novo Ventures (US) Inc. Dr. Lukatch is not deemed a beneficial owner of, and does not have a reportable pecuniary interest in, the shares held by Novo A/S. The address of Novo A/S is Tuborg Havnevej 19, 2900 Hellerup, Denmark. See “Certain relationships and related party transactions” above, for additional information regarding participation in a private placement transaction in 2012. The shares offered by Novo A/S in the offering consist of shares of common stock and series B, C, D, E, F, and G preferred stock that will convert to common stock in connection with the offering. Such shares were acquired in private placements or pursuant to warrant exercises on or before March 2012. The shares offered by Novo A/S are being sold pro rata across the certificates held by them.
(2)	Consists of (i) 68,925 shares held and 1,196 shares that may be acquired pursuant to the exercise of warrants held of record by Versant Affiliates Fund II-A, L.P., a Delaware limited partnership (“VAF II-A”), (ii) 32,453 shares held and 560 shares that may be acquired pursuant to the exercise of warrants held of record by Versant Side Fund II, L.P., a Delaware limited partnership (“VSF II”), and (iii) 3,632,651 shares held and 63,165 shares that may be acquired pursuant to the exercise of warrants held of record by Versant Venture Capital II, L.P., a Delaware limited partnership (“VVC II”). Versant Ventures II, LLC, a Delaware limited liability company (“VV II”) serves as the sole general partner of VAF II-A, VSF II and VVC II own no shares directly. Brian G. Atwood, Samuel D. Colella, Ross A. Jaffe, William J. Link, Ph.D., Donald B. Milder, Rebecca B. Robertson, Bradley J. Bolzon, Charles M. Warden, and Barbara N. Lubash are directors and/or members of VV II and share voting and dispositive power over the shares held by VAF II-A, VSF II and VVC II; however, they disclaim beneficial ownership of the shares held by VAF II-A, VSF II and VVC II except to the extent of their pecuniary interests therein. The address for such entities and persons is c/o Versant Ventures, 3000 Sand Hill Road, Building 4, Suite 210, Menlo Park, California 94025. William J. Link, Ph.D., is a member of our board of directors.
(3)	Consists of (i) 1,364,470 shares of common stock held of record by Arboretum Ventures II, L.P., (ii) 319,688 shares of common stock held of record by Arboretum Ventures IIa, L.P., (iii) 300,858 shares of common stock held of record by Arboretum Ventures 1, LLC, all of which are pledged as security for an outstanding credit facility, and (iv) 200,567 shares of common stock held of record by Arboretum Ventures 1-A, LLC, all of which are pledged as security for an outstanding credit facility. Arboretum Investment Manager II, LLC (“AIM II”) serves as the general partner of Arboretum Ventures II, L.P. and serves as the sole manager of Arboretum Investment Manager IIa, LLC, which serves as the general partner of Arboretum Ventures IIa, L.P. Jan Garfinkle and Timothy Petersen are the managing members of AIM II and share the power to vote or dispose of these shares and therefore each of the foregoing managing members may be deemed to have voting and investment power with respect to such shares. Arboretum Investment Manager, LLC (“AIM”) serves as the managing member of Arboretum Ventures 1, LLC and Arboretum Ventures 1-A, LLC. Jan Garfinkle and Timothy Petersen are the managing members of AIM and share the power to vote or dispose of these shares and therefore each of the foregoing managing members may be deemed to have voting and investment power with respect to such shares. The address for such entities and persons is c/o Arboretum Ventures, 303 Detroit Street, Suite 301, Ann Arbor, Michigan 48104. Timothy Petersen is a member of our board of directors.
(4)	Represents 926,755 shares held and 16,206 shares that may be acquired pursuant to the exercise of warrants held of record by Avalon Ventures VII, L.P. Kevin J. Kinsella and Stephen L. Tomlin are the managing members of Avalon Ventures VII GP, LLC, which acts as the general partner of Avalon Ventures VII, L.P. As a result, Kevin J. Kinsella and Stephen L. Tomlin may be deemed to be the beneficial owners of the shares held by Avalon Ventures VII, L.P. However, Kevin J. Kinsella and Stephen L. Tomlin disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interest therein. The address for such entities and persons is c/o Avalon Ventures, 1134 Kline Street, La Jolla, CA 92037. The shares offered by Avalon Ventures VII, L.P. in the offering consist of shares of series D and series E preferred stock that will convert to common stock in connection with the offering. Such shares were acquired in private placements or pursuant to warrant exercises on or before February 2009.
(5)	Represents 844,809 shares held and 19,613 shares that may be acquired pursuant to the exercise of warrants held of record by AMV Partners I, L.P. (“AMV”). AMV has sole voting and dispositive power over the shares, except that (i) Accuitive Medical Ventures, LLC (“AMV LLC”), the general partner of AMV, may be deemed to have shared power to vote and dispose of these shares and (ii) Thomas Weldon, a managing member of AMV LLC, may be deemed to have shared power to vote and dispose of these shares and Charles E. Larsen, a managing member of AMV LLC, may be deemed to have shared power to vote and dispose of these shares. Each of Mr. Weldon and Mr. Larsen disclaims beneficial ownership of these shares, except to the extent of their pecuniary interest in such shares. AMV’s address is Accuitive Medical Ventures LLC, 2905 Premiere Parkway, Suite 150, Duluth, GA 30097. Charles E. Larsen is a member of our board of directors. On May 23, 2013, July 3, 2013, September 5, 2013, and January 27, 2014, AMV Partners I, L.P. exercised warrants to purchase an aggregate of 33,065 shares of common stock for an aggregate exercise price of approximately $212,000. The shares offered by AMV Partners I, L.P. in the offering consist of shares of common stock and series E preferred stock that will convert to common stock in connection with the offering. Such shares of series E preferred stock were acquired in private placements on or before February 2009. A portion of the shares of common stock being sold were acquired pursuant to warrant exercises on or before January 2014. The shares offered by AMV Partners I, L.P. are being sold first from the common stock held by AMV Partners I, L.P. and then from the series E preferred stock held by them.
(6)	Includes 4,300 shares held and options to purchase 534,683 shares of common stock that are exercisable within 60 days of January 1, 2014.
(7)	Consists of options to purchase 171,378 shares of common stock that are exercisable within 60 days of January 1, 2014.
(8)	Includes 23,332 shares held and options to purchase 179,533 shares of common stock that are exercisable within 60 days of January 1, 2014.
(9)

Consists of (i) 118,681 shares held and 3,100 shares that may be acquired pursuant to the exercise of warrants held of record by Stephen E. Cooper and Susan D. Cooper, as trustees of the Cooper Revocable Trust dated July 26, 1996, and (ii) 26,334 shares held by the Stephen E. Cooper Family Partnership in which Mr. Cooper is the General Partner and has voting and dispositive power over such shares. On October 28, 2013, the Cooper Revocable Trust dated July 26, 1996 exercised a warrant to purchase 699 shares of our common stock for aggregate gross proceeds of approximately $8,000. On January 6, 2014, the Cooper Revocable Trust dated July 26, 1996 exercised a warrant to purchase 3,100 shares of our common stock for aggregate gross proceeds of approximately $31,500. The shares offered by the Cooper Revocable Trust dated July 26, 1996 in the offering consist of shares of series A and B preferred stock that will convert to common stock in connection with the offering. Such shares of series A and B preferred stock were acquired in private placements on or before September 2004. The shares offered by the Stephen E. Cooper Family Partnership in the offering consist of shares of series C preferred stock that will convert to common stock in connection with the offering. Such shares of series C preferred stock were acquired in a private placement on or before June 2004.
(10)	Consists of the shares described in Note (2) above. Dr. Link disclaims beneficial ownership of the shares held by VAF II-A, VSFII, and VVCII as described in Note (2) above, except to the extent of his pecuniary interest therein. The address for Dr. Link is c/o Versant Ventures, 3000 Sand Hill Road, Building 4, Suite 210, Menlo Park, California 94025.
(11)	Consists of the shares described in Note (5) above. Mr. Larsen disclaims beneficial ownership of the shares held by AMV, as described in Note (5) above, except to the extent of his pecuniary interest therein.
(12)	Consists of the shares described in Note (3) above.
(13)	Consists of options to purchase 694 shares of common stock that are exercisable within 60 days of January 1, 2014.
(14)	Consists of options to purchase 867 shares of common stock that are exercisable within 60 days of January 1, 2014.
(15)	Includes 6,983,732 shares held, 87,634 shares that may be acquired pursuant to the exercise of warrants held of record and options to purchase 1,388,669 shares of common stock that are exercisable within 60 days of January 1, 2014.
(16)	Consists of (i) 2,500 shares held of record by the UCSB Foundation f/b/o the Center for Entrepreneurship and Engineering Management and (ii) 5,918 shares held of record by the UCSB Foundation f/b/o the College of Engineering. Neither we nor our predecessors or affiliates have had a material relationship with either the UCSB Foundation f/b/o the Center for Entrepreneurship and Engineering Management or the UCSB Foundation f/b/o the College of Engineering during the last three years. The shares offered by the UCSB Foundation f/b/o the Center for Entrepreneurship and Engineering Management in the offering consist of shares of common stock. Such shares of common stock were acquired on or before October 2002. The shares offered by the UCSB Foundation f/b/o the College of Engineering Management in the offering consist of shares of common stock and series A preferred stock that will convert to common stock in connection with the offering. Such shares of common stock and series A preferred stock were acquired in private placements on or before June 2006.
(17)	Consists of 26,721 shares held and 439 shares that may be acquired pursuant to the exercise of warrants held of record by Charles L. DeHont as trustee of the DeHont Family Revocable Trust u/t/d 3/6/84. 4,757 of the shares were acquired from us in a private placement transaction in 2012 for aggregate gross proceeds of approximately $33,500. Neither we nor our predecessors or affiliates have had a material relationship with either the DeHont Family Revocable Trust u/t/d 3/6/84 or Mr. DeHont during the last three years. The shares offered by the DeHont Family Revocable Trust u/t/d 3/6/84 in the offering consist of shares of series B and C preferred stock that will convert to common stock in connection with the offering. Such shares of series B and C preferred stock were acquired in private placements on or before June 2004.
(18)	Includes 21,440 shares held and 192 shares that may be acquired pursuant to the exercise of warrants held of record by John Petote. 7,100 of the shares were acquired from us in a private placement transaction in 2012 for aggregate gross proceeds of approximately $50,000. Neither we nor our predecessors or affiliates have had a material relationship with Mr. Petote during the last three years. The shares offered by John Petote in the offering consist of shares of series D and G preferred stock that will convert to common stock in connection with the offering. Such shares of series D and G preferred stock were acquired in private placements on or before March 2012.
(19)	Consists of 6,316 shares held of record by Susan L. Henricksen as trustee of the Susan L. Henricksen Revocable Living Trust UTA dated October 11, 2007. Neither we nor our predecessors or affiliates have had a material relationship with either the Susan L. Henricksen Revocable Living Trust UTA dated October 11, 2007 or Ms. Henricksen during the last three years. The shares offered by The Susan L. Henricksen Revocable Living Trust UTA dated October 11, 2007 in the offering consist of shares of series B preferred stock that will convert to common stock in connection with the offering. Such shares of series B preferred stock were acquired in private placements on or before October 2007.
(20)	Includes 287 shares held and options to purchase 396 shares of common stock that are exercisable within 60 days of January 1, 2014. Subsequent to January 1, 2014, Mr. Thomas exercised his option to purchase all 396 shares of common stock at prices ranging from $2.10 to $4.50 per share for aggregate gross proceeds to us of $1,445.40. Neither we nor our predecessors or affiliates have had a material relationship with Mr. Thomas during the last three years. The shares offered by Dan Thomas in the offering consist of shares of series C preferred stock that will convert to common stock in connection with the offering. Such shares of series C preferred stock were acquired in private placements on or before September 2004.
(21)	Includes 63,182 shares held, 631 shares that may be acquired pursuant to the exercise of warrants held of record and options to purchase 396 shares of common stock that are exercisable within 60 days of January 1, 2014.